SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)


                             COMDIAL CORPORATION
             ---------------------------------------------------
                               (Name of Issuer)


                         Common Stock, par value $.01
             ---------------------------------------------------
                        (Title of Class of Securities)


                                 200332-10-4
                        ------------------------------
                                (CUSIP Number)


                             Michael C. Henderson
                          PacifiCorp Holdings, Inc.
                         700 NE Multnomah, Suite 1600
                            Portland, Oregon 97232
                           Telephone: (503) 731-2133
             ---------------------------------------------------
                     (Name, address and telephone number
                       of person authorized to receive
                         notices and communications)


                               August 11, 1995
                       -------------------------------
                        (Date of event which requires
                          filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement
[  ].

                                 SCHEDULE 13D
                                 ------------

CUSIP No. 200332-10-4

 1) Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person: PacifiCorp Holdings, Inc. (formerly Inner
                       -------------------------------------------
      PacifiCorp, Inc.)  93-0866672.
      ------------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only _______________________________________________

 4)   Source of Funds   Not applicable.
                      --------------------------------------------

 5)   Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization    Delaware
                                           --------------------------

                             7)   Sole Voting Power             0
                                                    -----------------

      Number of Shares       8)   Shared Voting Power     907,169
      Beneficially                                    ---------------
      Owned by Each
      Reporting              9)   Sole Dispositive Power        0
      Person With                                        ------------

                            10)   Shared Dispositive Power   907,169
                                                           ----------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
         907,169
      ------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)   11.2%
                                                         ------------

14)   Type of Reporting Person (See Instructions)     CO
                                                  -------------------

                                 SCHEDULE 13D
                                 ------------


CUSIP No. 200332-10-4

 1)   Name of Reporting Person; S.S. or I.R.S. Identification No.
      of Above Person:  PacifiCorp 93-0246090.
                       ----------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only __________________________________________________

 4)   Source of Funds      Not applicable.
                      -----------------------------------------------

 5)   Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization   Oregon
                                            -------------------------

                             7)   Sole Voting Power             0
                                                    -----------------

      Number of Shares       8)   Shared Voting Power     907,169
      Beneficially                                    ---------------
      Owned by Each
      Reporting              9)   Sole Dispositive Power        0
      Person With                                        ------------

                            10)   Shared Dispositive Power   907,169
                                                           ----------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
           907,169
      -----------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)   11.2%
                                                         ------------

14)   Type of Reporting Person (See Instructions)     CO
                                                  -------------------

                                 SCHEDULE 13D
                                 ------------


CUSIP No. 200332-10-4

 1)   Name of Reporting Person; S.S. or I.R.S. Identification No.
      of Above Person:  PacifiCorp Financial Services, Inc.
                       ----------------------------------------------
      93-0369681.
      ---------------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only __________________________________________________

 4)   Source of Funds    Not applicable.
                      -----------------------------------------------

 5)   Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization     Oregon
                                            -------------------------

                             7)   Sole Voting Power             0
                                                    -----------------

      Number of Shares       8)   Shared Voting Power     907,169
      Beneficially                                    ---------------
      Owned by Each
      Reporting              9)   Sole Dispositive Power        0
      Person With                                        ------------

                            10)   Shared Dispositive Power   907,169
                                                           ----------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
           907,169
      ------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)   11.2%
                                                         ------------

14)   Type of Reporting Person (See Instructions)     CO
                                                  -------------------

                                 SCHEDULE 13D
                                 ------------


CUSIP No. 200332-10-4

 1)   Name of Reporting Person; S.S. or I.R.S. Identification No.
      of Above Person:  PacifiCorp Credit, Inc. 93-0896440.
                       ----------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only __________________________________________________

 4)   Source of Funds       Not applicable.
                      -----------------------------------------------

 5)   Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization      Oregon
                                           --------------------------

                             7)   Sole Voting Power             0
                                                    -----------------

      Number of Shares       8)   Shared Voting Power     907,169
      Beneficially                                    ---------------
      Owned by Each
      Reporting              9)   Sole Dispositive Power        0
      Person With                                        ------------

                            10)   Shared Dispositive Power   907,169
                                                           ----------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          907,169
      ---------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)   1.2%
                                                         ------------

14)   Type of Reporting Person (See Instructions)     CO
                                                  -------------------

                           PACIFICORP HOLDINGS, INC.
                           -------------------------

                              AMENDMENT NO. 5 TO
                                 SCHEDULE 13D
                              ------------------


          PacifiCorp Holdings, Inc., a Delaware corporation ("PacifiCorp Holdings"), amends its statement on Schedule 13D ("Statement") pertaining to the Common Stock, $0.01 par value ("Common Stock"), of Comdial Corporation, a Delaware corporation ("Comdial"), which Statement was filed with the Securities and Exchange Commission on February 24, 1989 and subsequently amended by Amendment No. 1 filed on July 17, 1989, Amendment No. 2 filed on December 16, 1991, Amendment No. 3 filed on January 7, 1994 and Amendment No. 4 filed on February 28, 1994. This Amendment No. 5 ("Amendment") amends the Statement to report the disposition by PacifiCorp Credit, Inc. ("PCI"), an Oregon corporation and a wholly owned subsidiary of PacifiCorp Financial Services, Inc. ("PFS"), an Oregon corporation and a wholly owned subsidiary of PacifiCorp Holdings, of 2,000,000 shares of Common Stock (the "Shares") in a public offering, and the redemption of the remaining 750,000 shares of Series A 7 1/2% Cumulative Convertible Redeemable Preferred Stock of Comdial ("Series A Stock"), which transactions occurred on August 11, 1995. The other 100,000 shares of Series A Stock formerly held by PCI were redeemed by Comdial in December of 1994. Accordingly, PCI's remaining interest in Comdial consists solely of 907,169 shares of Common Stock, which number of shares reflects a one-for-three reverse stock split effected in August 1995. PacifiCorp, an Oregon corporation ("PacifiCorp"), owning 100 percent of the outstanding voting securities of PacifiCorp Holdings, and PFS and PCI, join in this filing.

Item 2.     Identity and Background.
------      -----------------------

          The information set forth below amends and supplements the information included under Item 2 of the Statement:

          Neither PacifiCorp, PacifiCorp Holdings, PFS, nor PCI has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          For a current list of the executive officers and directors of PacifiCorp Holdings and PacifiCorp, and of the directors and officers of PFS and PCI, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see
Exhibit 1, which is incorporated herein by reference.

Item 4.     Purpose of Transaction.
------      ----------------------

          The information set forth below amends the supplements the information included under Item 4 of the Statement.

          PCI's remaining interest in Comdial consists solely of 907,169 shares of Common Stock. PCI continues to hold these remaining securities as an investment and presently has no plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

          The information set forth below amends and restates the information included under Item 5 of the Statement:

          (a) - (b) The aggregate number of shares of Common Stock beneficially owned by the persons named in response to Item 2, and the number of shares of Common Stock with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on
Exhibit 2, which is incorporated herein by reference. Except as described in Exhibit 2, to the knowledge of the Reporting Persons, neither PacifiCorp Holdings, PFS, PCI, PacifiCorp nor any director or officer of any of them is the beneficial owner of any Common Stock.

          (c) Except as described in this Statement, neither PacifiCorp Holdings, PFS, PCI, PacifiCorp nor any director or officer of any of them has bought or sold or otherwise effected any transactions in shares of the Common Stock during the past 60 days.

          (d) - (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
------      Relationships With Respect to Securities of the Issuer.
            ------------------------------------------------------

          In connection with the sale by PCI of 2,000,000 shares of the Common Stock, PCI agreed that it will not dispose of any shares of Common Stock of the Company for a period of 180 days after August __, 1995, without the prior written consent of Rodman & Renshaw, Inc., which acted as the representative of the underwriters in connection with the public offering of those shares.

Item 7.     Material to be Filed as Exhibits.
------      --------------------------------

            Exhibit 1,    Directors and Executive Officers of
                          Corporations named in Item 2.
            Exhibit 2,    Interests in Securities of Comdial
                          Corporation.
            Exhibit 3,    Letter Agreement dated August 11, 1995
                          between PacifiCorp Credit, Inc. and Comdial
                          Corporation

            DATED this 14th day of December 1995.

                              PACIFICORP HOLDINGS, INC.

                              By    MICHAEL C. HENDERSON
                                 -------------------------------------
                                    Michael C. Henderson, President
                                      and Chief Executive Officer


                              PACIFICORP FINANCIAL SERVICES, INC.

                              By    MICHAEL C. HENDERSON
                                 -------------------------------------
                                    Michael C. Henderson, President
                                      and Chief Executive Officer


                              PACIFICORP CREDIT, INC.

                              By    CRAIG N. LONGFIELD
                                 -------------------------------------
                                    Craig N. Longfield, Senior
                                      Vice President and Chief
                                      Operating Officer


                              PACIFICORP

                              By    MICHAEL C. HENDERSON
                                 -------------------------------------
                                    Michael C. Henderson, Vice
                                      President


          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
         ------------------------------------------------------------

                                 EXHIBIT INDEX


Exhibit No.       Description                                         Page No.
-----------       -----------                                         --------

      1           Directors and Executive Officers
                  of Corporations named in Item 2

      2           Interests in Securities of
                  Comdial Corporation

      3           Letter Agreement dated August 11,
                  1995 between PacifiCorp Credit,
                  Inc. and Comdial Corporation